No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On January  30, 2015, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Hideo Moroe
Hideo Moroe
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: January 30, 2015

January 30, 2015

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2014

Tokyo, January 30, 2015 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2014.

Third Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal third quarter ended December 31, 2014 totaled JPY 136.5 billion (USD 1,132 million), a decrease of 15.1% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 75.75 (USD 0.63), a decrease of JPY 13.43 (USD 0.11) from JPY 89.18 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 3,289.9 billion (USD 27,291 million), an increase of 8.9% from the same period last year, due primarily to increased revenue in motorcycle business operations, as well as favorable foreign currency translation effects, despite decreased revenue in automobile business operations.

Consolidated operating income for the quarter amounted to JPY 177.2 billion (USD 1,470 million), a decrease of 22.5% from the same period last year, due primarily to a decrease in sales volume and model mix, as well as increased SG&A expenses including product warranty expenses, despite continuing cost reduction efforts and favorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 194.1 billion (USD 1,610 million), a decrease of 10.4% from the same period last year.

Equity in income of affiliates amounted to JPY 28.5 billion (USD 237 million) for the quarter, a decrease of 9.7% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended December 31, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Dec. 31, 2013	Three months ended Dec. 31, 2014	Change	%	Three months ended Dec. 31, 2013	Three months ended Dec. 31, 2014	Change	%
Motorcycle business	4,251	4,432	181	4.3	2,657	2,763	106	4.0
Japan	52	49	- 3	- 5.8	52	49	- 3	- 5.8
North America	63	69	6	9.5	63	69	6	9.5
Europe	27	32	5	18.5	27	32	5	18.5
Asia	3,678	3,872	194	5.3	2,084	2,203	119	5.7
Other Regions	431	410	- 21	- 4.9	431	410	- 21	- 4.9

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal third quarter by business segment, in motorcycle business operations, revenue from sales to external customers increased 15.8%, to JPY 463.4 billion (USD 3,845 million) from the same period last year due mainly to increased consolidated unit sales, as well as favorable foreign currency translation effects. Operating income totaled JPY 53.5 billion (USD 444 million), an increase of 55.2% from the same period last year, due primarily to an increase in sales volume and model mix, as well as favorable foreign currency effects.

Automobile Business

For the three months ended December 31, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Dec. 31, 2013	Three months ended Dec. 31, 2014	Change	%	Three months ended Dec. 31, 2013	Three months ended Dec. 31, 2014	Change	%
Automobile business	1,082	1,028	- 54	- 5.0	900	877	- 23	- 2.6
Japan	216	162	- 54	- 25.0	215	159	- 56	- 26.0
North America	465	470	5	1.1	465	470	5	1.1
Europe	38	34	- 4	- 10.5	38	34	- 4	- 10.5
Asia	287	295	8	2.8	106	147	41	38.7
Other Regions	76	67	- 9	- 11.8	76	67	- 9	- 11.8

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our Automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, revenue from sales to external customers increased 7.0%, to JPY 2,538.5 billion (USD 21,058 million) from the same period last year due mainly to favorable foreign currency translation effects, despite decreased consolidated unit sales. Operating income totaled JPY 76.4 billion (USD 634 million), a decrease of 50.4% from the same period last year, due primarily to a decrease in sales volume and model mix, as well as increased SG&A expenses including product warranty expenses, despite continuing cost reduction efforts and favorable foreign currency effects.

Financial Services Business

Revenue from customers in the financial services business operations increased 21.9%, to JPY 213.4 billion (USD 1,770 million) from the same period last year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 19.6% to JPY 51.0 billion (USD 424 million) from the same period last year due mainly to favorable foreign currency effects.

Power Product and Other Businesses

For the three months ended December 31, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Dec. 31, 2013	Three months ended Dec. 31, 2014	Change	%
Power product business	1,162	1,148	- 14	- 1.2
Japan	63	83	20	31.7
North America	427	423	- 4	- 0.9
Europe	198	197	- 1	- 0.5
Asia	338	304	- 34	- 10.1
Other Regions	136	141	5	3.7

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended December 31, 2013 and for the three months ended December 31, 2014, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses totaled to JPY 74.5 billion (USD 618 million), an increase of 1.8% from the same period last year, due mainly to favorable foreign currency translation effects, despite decreased revenue in other businesses operations. Honda reported an operating loss of JPY 3.8 billion (USD 32 million), a decline of 0.9 billion (USD 8 million) from the same period last year, due mainly to unfavorable foreign currency effects, despite decreased SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal third quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 953.8 billion (USD 7,913 million), a decrease of 12.7% from the same period last year due mainly to decreased revenue in automobile business operations. Operating income totaled JPY 42.0 billion (USD 349 million), a decrease of 29.1% from the same period last year, due mainly to a decrease in sales volume and model mix, as well as increased SG&A expenses, despite favorable foreign currency effects.

In North America, revenue increased by 13.8%, to JPY 1,811.5 billion (USD 15,027 million) from the same period last year due mainly to favorable foreign currency translation effects. Operating income totaled JPY 82.1 billion (USD 681 million), a decrease of 37.4% from the same period last year due mainly to increased SG&A expenses including product warranty expenses.

In Europe, revenue decreased by 9.0%, to JPY 164.5 billion (USD 1,365 million) from the same period last year due mainly to decreased revenue in automobile business operations, despite favorable foreign currency translation effects. Honda reported an operating loss of JPY 4.0 billion (USD 34 million), an improvement of JPY 4.6 billion (USD 39 million) from the same period last year due mainly to decreased SG&A expenses.

In Asia, revenue increased by 23.2%, to JPY 835.1 billion (USD 6,928 million) from the same period last year mainly due to increased revenue in automobile business operations, as well as favorable foreign currency translation effects. Operating income increased by 46.5%, to JPY 73.3 billion (USD 608 million) from the same period last year due mainly to an increase in sales volume and model mix, continuing cost reduction efforts, as well as favorable foreign currency effects.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, revenue decreased by 3.1%, to JPY 236.3 billion (USD 1,960 million) from the same period last year, mainly due to decreased revenue in automobile business operations, despite favorable foreign currency translation effects. Operating income totaled JPY 13.0 billion (USD 108 million), an increase of 64.4% from the same period last year, mainly due to continuing cost reduction efforts.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 120.55=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 31, 2014.

Nine Months Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal nine months ended December 31, 2014 totaled JPY 424.9 billion, an increase of 5.3% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal nine months amounted to JPY 235.77, an increase of JPY 11.83 from JPY 223.94 for the same period last year.

Consolidated net sales and other operating revenue for the fiscal nine months amounted to JPY 9,293.0 billion, an increase of 6.3% from the same period last year, due primarily to increased revenue in motorcycle and automobile business operations, as well as favorable foreign currency translation effects.

Consolidated operating income for the fiscal nine months amounted to JPY 539.7 billion, a decrease of 7.7% from the same period last year, due primarily to increased SG&A expenses including product warranty expenses and increased R&D expenses, despite continuing cost reduction efforts and favorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the fiscal nine months totaled JPY 572.7 billion, an increase of 3.3% from the same period last year.

Equity in income of affiliates amounted to JPY 89.9 billion for the fiscal nine months, a decrease of 5.5% from the same period last year.

Business Segment

Motorcycle Business

For the nine months ended December 31, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Nine months ended Dec. 31, 2013	Nine months ended Dec. 31, 2014	Change	%	Nine months ended Dec. 31, 2013	Nine months ended Dec. 31, 2014	Change	%
Motorcycle business	12,521	13,150	629	5.0	7,613	7,963	350	4.6
Japan	169	147	- 22	- 13.0	169	147	- 22	- 13.0
North America	193	200	7	3.6	193	200	7	3.6
Europe	117	139	22	18.8	117	139	22	18.8
Asia	10,693	11,463	770	7.2	5,785	6,276	491	8.5
Other Regions	1,349	1,201	- 148	- 11.0	1,349	1,201	- 148	- 11.0

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal nine months by business segment, in motorcycle business operations, revenue from sales to external customers increased 7.8%, to JPY 1,309.5 billion from the same period last year, due mainly to increased consolidated unit sales, as well as favorable foreign currency translation effects. Operating income totaled JPY 135.6 billion, an increase of 10.6% from the same period last year, due primarily to an increase in sales volume and model mix, as well as favorable foreign currency effects, despite increased SG&A expenses.

Automobile Business

For the nine months ended December 31, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Nine months ended Dec. 31, 2013	Nine months ended Dec. 31, 2014	Change	%	Nine months ended Dec. 31, 2013	Nine months ended Dec. 31, 2014	Change	%
Automobile business	3,128	3,160	32	1.0	2,627	2,652	25	1.0
Japan	536	540	4	0.7	532	533	1	0.2
North America	1,371	1,349	- 22	- 1.6	1,371	1,349	- 22	- 1.6
Europe	118	119	1	0.8	118	119	1	0.8
Asia	881	961	80	9.1	384	460	76	19.8
Other Regions	222	191	- 31	- 14.0	222	191	- 31	- 14.0

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our Automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, revenue from sales to external customers increased 5.4%, to JPY 7,168.5 billion from the same period last year due mainly to favorable foreign currency translation effects. Operating income totaled JPY 255.4 billion, a decrease of 22.8% from the same period last year, due primarily to increased SG&A expenses including product warranty expenses and increased R&D expenses, despite continuing cost reduction efforts and favorable foreign currency effects.

Financial Services Business

Revenue from customers in the financial services business operations increased 16.2%, to JPY 593.1 billion from the same period last year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 12.9% to JPY 151.1 billion from the same period last year due mainly to increased revenue, as well as favorable foreign currency effects.

Power Product and Other Businesses

For the nine months ended December 31, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Nine months ended Dec. 31, 2013	Nine months ended Dec. 31, 2014	Change	%

Power product business	4,046	3,944	- 102	- 2.5
Japan	219	236	17	7.8
North America	1,759	1,693	- 66	- 3.8
Europe	591	628	37	6.3
Asia	1,128	1,050	- 78	- 6.9
Other Regions	349	337	- 12	- 3.4

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the nine months ended December 31, 2013 and for the nine months ended December 31, 2014, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses totaled to JPY 221.8 billion basically unchanged from the same period last year, due mainly to favorable foreign currency translation effects, despite decreased revenue in other businesses operations. Honda reported an operating loss of JPY 2.5 billion, a decline of JPY 0.1 billion from the same period last year, due mainly to unfavorable foreign currency effects, despite decreased R&D expenses and SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal nine months by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 2,917.3 billion, a decrease of 5.4% from the same period last year due mainly to decreased revenue in automobile business operations. Operating income totaled JPY 164.1 billion, a decrease of 3.9% from the same period last year due mainly to increased SG&A and R&D expenses, as well as a decrease in sales volume and model mix, despite continuing cost reduction efforts and favorable foreign currency effects.

In North America, revenue increased by 6.7%, to JPY 4,869.3 billion from the same period last year due mainly to favorable foreign currency translation effects, despite decreased revenue in automobile business operations. Operating income totaled JPY 188.5 billion, a decrease of 24.3% from the same period last year due mainly to a decrease in sales volume and model mix, as well as increased SG&A expenses including product warranty expenses, despite continuing cost reduction efforts.

In Europe, revenue increased by 2.4%, to JPY 543.9 billion from the same period last year mainly due to increased revenue in motorcycle business operations as well as favorable foreign currency translation effects, despite decreased revenue in automobile business operations. Honda reported an operating loss of JPY 13.0 billion, an improvement of JPY 18.9 billion from the same period last year mainly due to an increase in sales volume and model mix, as well as decreased SG&A expenses, despite unfavorable foreign currency effects.

In Asia, revenue increased by 13.4%, to JPY 2,357.5 billion from the same period last year mainly due to increased revenue in motorcycle and automobile business operations, as well as favorable foreign currency translation effects. Operating income increased by 26.4%, to JPY 207.1 billion from the same period last year due mainly to an increase in sales volume and model mix, continuing cost reduction efforts, as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Near/Middle East, Africa and Oceania, revenue decreased by 9.6%, to JPY 691.6 billion from the same period last year, mainly due to decreased revenue in automobile business operations, as well as unfavorable foreign currency translation effects. Operating income totaled JPY 26.7 billion, a decrease of 16.2% from the same period last year mainly due to unfavorable foreign currency effects.

Consolidated Statements of Balance Sheets for the Fiscal Nine Months Ended December 31, 2014

Total assets increased by JPY 2,202.8 billion, to JPY 17,824.8 billion from March 31, 2014, mainly due to increases in Property on operating lease and Property, plant and equipment, as well as foreign currency translation effects, despite a decrease in Trade accounts and notes receivables. Total liabilities increased by JPY 1,306.5 billion, to JPY 10,815.1 billion from March 31, 2014, mainly due to an increase in Short-term debt, as well as foreign currency translation effects, despite a decrease in Trade accounts payable. Total equity increased by JPY 896.2 billion, to JPY 7,009.6 billion from March 31, 2014 due mainly to increased Retained earnings attributable to net income, as well as foreign currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal Nine Months Ended December 31, 2014

Consolidated cash and cash equivalents on December 31, 2014 increased by JPY 162.7 billion from March 31, 2014, to JPY 1,331.6 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 918.1 billion for the fiscal nine months ended December 31, 2014. Cash inflows from operating activities increased by JPY 47.6 billion compared with the same period of the previous fiscal year due mainly to an increase in cash received from customers as a result of increased unit sales, despite increased payments for parts and raw materials.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 981.4 billion. Cash outflows from investing activities decreased by JPY 363.0 billion compared with the same period of the previous fiscal year, due mainly to a decrease in acquisitions of finance subsidiaries-receivables, despite an increase in purchases of operating lease assets.

Cash flow from financing activities

Net cash provided by financing activities amounted to JPY 127.0 billion. Cash inflows from financing activities decreased by JPY 286.2 billion compared with the same period of the previous fiscal year, due mainly to a decrease in proceeds from debt, as well as an increase in cash outflow due to an increase in dividends paid.

Forecasts for the Fiscal Year Ending March 31, 2015

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2015, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2015

	Yen (billions)	Changes from FY 2014
Net sales and other operating revenue	12,900.0	+ 8.9%
Operating income	720.0	- 4.0%
Income before income taxes and equity in income of affiliates	745.0	+ 2.2%
Net income attributable to Honda Motor Co., Ltd.	545.0	- 5.1%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	302.39

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 109 and JPY 138, respectively, for the full year ending March 31, 2015.

The reasons for the increases or decreases in the forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2015 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	- 19.2
Cost reduction, the effect of raw material cost fluctuations, etc.	45.0
SG&A expenses	- 112.0
R&D expenses	- 12.0
Currency effect	68.0

Operating income compared with fiscal year 2014	- 30.2

Fair value of derivative instruments	- 40.0
Others	86.3

Income before income taxes and equity in income of affiliates compared with fiscal year 2014	16.0

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on January 30, 2015, resolved to make the quarterly dividend JPY 22 per share of common stock, the record date of which is December 31, 2014. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2015, is JPY 88 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Other Information

1. Accounting policies specifically applied for quarterly consolidated financial statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying a reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the nine months ended December 31, 2014. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

Consolidated Financial Summary

For the three months and nine months ended December 31, 2013 and 2014

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2013	Three months ended Dec. 31, 2014	Nine months ended Dec. 31, 2013	Nine months ended Dec. 31, 2014
Net sales and other operating revenue	3,020,889	3,289,964	8,745,205	9,293,019
Operating income	228,574	177,253	584,988	539,738
Income before income taxes and equity in income of affiliates	216,612	194,115	554,234	572,793
Net income attributable to Honda Motor Co., Ltd.	160,732	136,516	403,599	424,926

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	89.18	75.75	223.94	235.77

	U.S. Dollar (millions)
		Three months ended Dec. 31, 2014		Nine months ended Dec. 31, 2014
Net sales and other operating revenue		27,291		77,089
Operating income		1,470		4,477
Income before income taxes and equity in income of affiliates		1,610		4,751
Net income attributable to Honda Motor Co., Ltd.		1,132		3,525

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.63		1.96

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2014	Dec. 31, 2014
Assets
Current assets:
Cash and cash equivalents	1,168,914	1,331,632
Trade accounts and notes receivable	1,158,671	1,101,426
Finance subsidiaries-receivables, net	1,464,215	1,690,457
Inventories	1,302,895	1,488,602
Deferred income taxes	202,123	157,595
Other current assets	474,448	569,595

Total current assets	5,771,266	6,339,307

Finance subsidiaries-receivables, net	3,317,553	3,727,525

Investments and advances:
Investments in and advances to affiliates	564,266	656,293
Other, including marketable equity securities	253,661	311,237

Total investments and advances	817,927	967,530

Property on operating leases:
Vehicles	2,718,131	3,556,758
Less accumulated depreciation	481,410	614,395

Net property on operating leases	2,236,721	2,942,363

Property, plant and equipment, at cost:
Land	521,806	541,763
Buildings	1,895,140	2,091,190
Machinery and equipment	4,384,255	4,950,255
Construction in progress	339,093	359,698

	7,140,294	7,942,906
Less accumulated depreciation and amortization	4,321,862	4,827,064

Net property, plant and equipment	2,818,432	3,115,842

Other assets	660,132	732,267

Total assets	15,622,031	17,824,834

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2014	Dec. 31, 2014
Liabilities and Equity
Current liabilities:
Short-term debt	1,319,344	1,688,288
Current portion of long-term debt	1,303,464	1,401,026
Trade payables:
Notes	28,501	28,958
Accounts	1,071,179	1,006,572
Accrued expenses	626,503	626,961
Income taxes payable	43,085	42,539
Other current liabilities	319,253	381,191

Total current liabilities	4,711,329	5,175,535

Long-term debt, excluding current portion	3,234,066	3,831,984
Other liabilities	1,563,238	1,807,655

Total liabilities	9,508,633	10,815,174

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2014 and Dec. 31, 2014	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	49,276	50,951
Retained earnings	6,431,682	6,735,982
Accumulated other comprehensive income (loss), net	(793,014)	(235,079)
Treasury stock, at cost 9,137,234 shares on Mar. 31, 2014 and 9,140,126 shares on Dec. 31, 2014	(26,149)	(26,159)

Total Honda Motor Co., Ltd. shareholders’ equity	5,918,979	6,782,879

Noncontrolling interests	194,419	226,781

Total equity	6,113,398	7,009,660

Commitments and contingent liabilities

Total liabilities and equity	15,622,031	17,824,834

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended December 31, 2013 and 2014

	Yen (millions)
	Three months ended Dec. 31, 2013	Three months ended Dec. 31, 2014
Net sales and other operating revenue	3,020,889	3,289,964
Operating costs and expenses:
Cost of sales	2,208,846	2,445,502
Selling, general and administrative	425,949	499,430
Research and development	157,520	167,779

	2,792,315	3,112,711

Operating income	228,574	177,253

Other income (expenses):
Interest income	5,620	6,702
Interest expense	(3,849)	(4,796)
Other, net	(13,733)	14,956

	(11,962)	16,862

Income before income taxes and equity in income of affiliates	216,612	194,115

Income tax expense:
Current	65,519	(23,920)
Deferred	14,592	98,007

	80,111	74,087

Income before equity in income of affiliates	136,501	120,028
Equity in income of affiliates	31,631	28,562

Net income	168,132	148,590
Less: Net income attributable to noncontrolling interests	7,400	12,074

Net income attributable to Honda Motor Co., Ltd.	160,732	136,516

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	89.18	75.75

Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2013 and 2014

	Yen (millions)
	Three months ended Dec. 31, 2013	Three months ended Dec. 31, 2014
Net income	168,132	148,590
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	190,374	383,778
Unrealized gains (losses) on available-for-sale securities, net	4,197	3,755
Unrealized gains (losses) on derivative instruments, net	(587)	—
Pension and other postretirement benefits adjustments	(12,096)	1,162

Other comprehensive income (loss), net of tax	181,888	388,695

Comprehensive income (loss)	350,020	537,285
Less: Comprehensive income attributable to noncontrolling interests	11,778	27,265

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	338,242	510,020

Consolidated Statements of Income

For the nine months ended December 31, 2013 and 2014

	Yen (millions)
	Nine months ended Dec. 31, 2013	Nine months ended Dec. 31, 2014
Net sales and other operating revenue	8,745,205	9,293,019
Operating costs and expenses:
Cost of sales	6,484,067	6,954,661
Selling, general and administrative	1,225,873	1,325,416
Research and development	450,277	473,204

	8,160,217	8,753,281

Operating income	584,988	539,738

Other income (expenses):
Interest income	17,540	18,311
Interest expense	(9,661)	(13,595)
Other, net	(38,633)	28,339

	(30,754)	33,055

Income before income taxes and equity in income of affiliates	554,234	572,793

Income tax expense:
Current	168,527	114,224
Deferred	51,853	92,003

	220,380	206,227

Income before equity in income of affiliates	333,854	366,566
Equity in income of affiliates	95,084	89,901

Net income	428,938	456,467
Less: Net income attributable to noncontrolling interests	25,339	31,541

Net income attributable to Honda Motor Co., Ltd.	403,599	424,926

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	223.94	235.77

Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2013 and 2014

	Yen (millions)
	Nine months ended Dec. 31, 2013	Nine months ended Dec. 31, 2014
Net income	428,938	456,467
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	356,124	564,559
Unrealized gains (losses) on available-for-sale securities, net	22,647	13,734
Unrealized gains (losses) on derivative instruments, net	(241)	—
Pension and other postretirement benefits adjustments	69,298	1,058

Other comprehensive income (loss), net of tax	447,828	579,351

Comprehensive income (loss)	876,766	1,035,818
Less: Comprehensive income attributable to noncontrolling interests	34,917	52,957

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	841,849	982,861

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2013	Nine months ended Dec. 31, 2014
Cash flows from operating activities:
Net income	428,938	456,467
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	327,932	362,269
Depreciation of property on operating leases	253,920	312,367
Deferred income taxes	51,853	92,003
Equity in income of affiliates	(95,084)	(89,901)
Dividends from affiliates	17,027	30,429
Provision for credit and lease residual losses on finance subsidiaries-receivables	15,828	13,751
Impairment loss on property on operating leases	2,798	3,111
Loss (gain) on derivative instruments, net	(24,656)	(5,657)
Decrease (increase) in assets:
Trade accounts and notes receivable	42,855	137,318
Inventories	(9,686)	(64,897)
Other current assets	10,633	(46,924)
Other assets	(16,228)	(48,732)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(33,090)	(136,846)
Accrued expenses	(33,446)	(39,927)
Income taxes payable	(2,323)	(3,632)
Other current liabilities	56,701	20,140
Other liabilities	(47,431)	3,503
Other, net	(76,044)	(76,647)

Net cash provided by operating activities	870,497	918,195

Cash flows from investing activities:
Increase in investments and advances	(33,959)	(26,495)
Decrease in investments and advances	32,342	24,915
Payments for purchases of available-for-sale securities	(35,771)	(17,122)
Proceeds from sales of available-for-sale securities	6,614	17,098
Payments for purchases of held-to-maturity securities	(19,146)	(31,489)
Proceeds from redemptions of held-to-maturity securities	1,762	34,110
Capital expenditures	(519,034)	(489,815)
Proceeds from sales of property, plant and equipment	20,475	42,608
Proceeds from insurance recoveries for damaged property, plant and equipment	6,800	—
Acquisitions of finance subsidiaries-receivables	(2,159,681)	(1,843,049)
Collections of finance subsidiaries-receivables	1,748,239	1,891,745
Purchases of operating lease assets	(833,232)	(1,078,016)
Proceeds from sales of operating lease assets	440,102	493,730
Other, net	—	328

Net cash used in investing activities	(1,344,489)	(981,452)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Nine months ended Dec. 31, 2013	Nine months ended Dec. 31, 2014
Cash flows from financing activities:
Proceeds from short-term debt	7,016,475	6,373,898
Repayments of short-term debt	(6,910,816)	(6,174,781)
Proceeds from long-term debt	1,348,115	1,073,303
Repayments of long-term debt	(897,783)	(973,143)
Dividends paid	(106,335)	(118,951)
Dividends paid to noncontrolling interests	(8,703)	(17,755)
Sales (purchases) of treasury stock, net	(21)	(10)
Other, net	(27,653)	(35,547)

Net cash provided by financing activities	413,279	127,014

Effect of exchange rate changes on cash and cash equivalents	69,179	98,961

Net change in cash and cash equivalents	8,466	162,718

Cash and cash equivalents at beginning of year	1,206,128	1,168,914

Cash and cash equivalents at end of the period	1,214,594	1,331,632

[4] Assumptions for Going Concern

None

[5] Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended December 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	400,149	2,372,498	175,016	73,226	3,020,889	—	3,020,889
Intersegment	—	5,213	2,590	5,380	13,183	(13,183)	—

Total	400,149	2,377,711	177,606	78,606	3,034,072	(13,183)	3,020,889

Segment income (loss)	34,520	154,242	42,709	(2,897)	228,574	—	228,574

For the three months ended December 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	463,479	2,538,528	213,419	74,538	3,289,964	—	3,289,964
Intersegment	—	10,639	2,911	5,300	18,850	(18,850)	—

Total	463,479	2,549,167	216,330	79,838	3,308,814	(18,850)	3,289,964

Segment income (loss)	53,583	76,443	51,073	(3,846)	177,253	—	177,253

(B) As of and for the nine months ended December 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,215,108	6,798,093	510,428	221,576	8,745,205	—	8,745,205
Intersegment	—	13,803	7,749	10,937	32,489	(32,489)	—

Total	1,215,108	6,811,896	518,177	232,513	8,777,694	(32,489)	8,745,205

Segment income	122,644	330,772	133,937	(2,365)	584,988	—	584,988

Segment assets	1,255,574	6,218,830	8,082,774	347,236	15,904,414	(357,495)	15,546,919
Depreciation and amortization	34,171	284,338	255,567	7,776	581,852	—	581,852
Capital expenditures	37,863	436,741	835,991	10,347	1,320,942	—	1,320,942

As of and for the nine months ended December 31, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,309,590	7,168,524	593,102	221,803	9,293,019	—	9,293,019
Intersegment	—	20,886	8,213	10,474	39,573	(39,573)	—

Total	1,309,590	7,189,410	601,315	232,277	9,332,592	(39,573)	9,293,019

Segment income	135,698	255,428	151,157	(2,545)	539,738	—	539,738

Segment assets	1,437,196	6,956,367	9,457,478	333,706	18,184,747	(359,913)	17,824,834
Depreciation and amortization	36,588	315,446	314,516	8,086	674,636	—	674,636
Capital expenditures	34,694	423,381	1,080,674	7,652	1,546,401	—	1,546,401

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 305,906 million as of December 31, 2013 and JPY 290,623 million as of December 31, 2014 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 253,920 million for the nine months ended December 31, 2013 and JPY 312,367 million for the nine months ended December 31, 2014, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 833,232 million for the nine months ended December 31, 2013 and JPY 1,078,016 million for the nine months ended December 31, 2014 respectively, of purchase of operating lease assets.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended December 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	587,390	1,486,584	153,428	552,569	240,918	3,020,889	—	3,020,889
Transfers between geographic areas	505,413	104,848	27,332	125,439	3,068	766,100	(766,100)	—

Total	1,092,803	1,591,432	180,760	678,008	243,986	3,786,989	(766,100)	3,020,889

Operating income (loss)	59,366	131,128	(8,751)	50,061	7,911	239,715	(11,141)	228,574

For the three months ended December 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	501,515	1,726,984	145,506	680,829	235,130	3,289,964	—	3,289,964
Transfers between geographic areas	452,337	84,568	19,024	154,327	1,197	711,453	(711,453)	—

Total	953,852	1,811,552	164,530	835,156	236,327	4,001,417	(711,453)	3,289,964

Operating income (loss)	42,099	82,133	(4,060)	73,345	13,006	206,523	(29,270)	177,253

(B) As of and for the nine months ended December 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,525,930	4,276,802	467,107	1,719,827	755,539	8,745,205	—	8,745,205
Transfers between geographic areas	1,557,227	287,851	64,110	358,802	9,615	2,277,605	(2,277,605)	—

Total	3,083,157	4,564,653	531,217	2,078,629	765,154	11,022,810	(2,277,605)	8,745,205

Operating income (loss)	170,834	249,015	(32,065)	163,836	31,977	583,597	1,391	584,988

Assets	3,358,668	8,971,157	680,265	1,901,843	754,394	15,666,327	(119,408)	15,546,919
Long-lived assets	1,231,875	2,987,988	136,349	545,648	155,123	5,056,983	—	5,056,983

As of and for the nine months ended December 31, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,563,492	4,609,755	489,251	1,941,293	689,228	9,293,019	—	9,293,019
Transfers between geographic areas	1,353,842	259,629	54,713	416,297	2,386	2,086,867	(2,086,867)	—

Total	2,917,334	4,869,384	543,964	2,357,590	691,614	11,379,886	(2,086,867)	9,293,019

Operating income (loss)	164,139	188,567	(13,074)	207,118	26,788	573,538	(33,800)	539,738

Assets	3,551,995	10,592,574	678,318	2,408,953	769,181	18,001,021	(176,187)	17,824,834
Long-lived assets	1,304,912	3,906,777	143,513	682,699	181,693	6,219,594	—	6,219,594

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 305,906 million as of December 31, 2013 and JPY 290,623 million as of December 31, 2014 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

[7] Other

1. Impact of the plan amendment and curtailment in consolidated subsidiaries on the Company’s consolidated financial position and results of operations

In September 2013, certain consolidated subsidiaries in North America amended their defined benefit pension plans, effective January 1, 2014.

This plan amendment resulted in a reduction of the projected benefit obligation and recognition of the prior service benefit at the date of the plan amendment which is amortized over the average remaining service period from the date of the plan amendment. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of related plan assets at the date of the plan amendment. The effects of the plan amendment and the remeasurement are recorded in other comprehensive income (loss), net of tax during the three months ended September 30, 2013.

Following this plan amendment, certain employees elected to move to the defined contribution pension plan in October 2013, resulting in a curtailment in the defined benefit pension plans. As a result, Honda recognized JPY 21,368 million of the prior service benefit included in accumulated other comprehensive income (loss) as a curtailment gain, of which JPY 15,407 million is included in cost of sales and JPY 5,961 million is included in selling, general and administrative expense in the accompanying consolidated statements of income for the three months ended December 31, 2013. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of plan assets in the defined benefit pension plans at the date of the curtailment. The effect of the remeasurement is recorded in other comprehensive income (loss), net of tax during the three months ended December 31, 2013.

2. Impairment loss on investments in affiliates

For the nine months ended December 31, 2014, Honda recognized impairment loss of JPY 15,901 million on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income. For the three months ended December 31, 2014, Honda did not recognize any significant impairment losses.

3. Loss related to defects of airbag inflators

Honda is expanding warranty programs with regard to the product recalls and SIC (Safety Improvement Campaign) related to defects of airbag inflators.

Honda recognizes an accrued warranty liability for specific warranty costs we deem probable and which can be reasonably estimated related to the product recalls and SIC.

In the North America, various lawsuits related to the above mentioned product recalls and SIC have been filed against Honda. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has incurred and the amount of loss can be reasonably estimated. Regarding the above, Honda does not recognize an accrued liability for loss contingencies because the conditions have not been met as of the date of this report. Also, it is not possible to reasonably estimate the amount of a possible future loss at this time.

4. National Highway Traffic Safety Administration (NHTSA) Inquiry Regarding Early Warning Reporting

Honda’s consolidated subsidiary in North America has entered into an agreement with NHTSA, to resolve the government’s inquiry into Honda’s early warning reporting as required by the Transportation Recall Enhancement, Accountability and Documentation (TREAD) Act.

As part of the Consent Order, Honda will pay a JPY 8.0 billion (USD 70 million) civil penalty and continue to implement a series of corrective measures among other requirements. This penalty is included in selling, general and administrative expense in the accompanying consolidated statements of income for the nine months ended December 31, 2014.